UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number 001-36433

GasLog Partners LP

(Translation of registrant’s name into English)

c/o GasLog LNG Services Ltd.

69 Akti Miaouli 18537

Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

GasLog Ltd. Exercises Option to Convert Class B-2 Units into Common Units of GasLog Partners LP

On July 1, 2021, GasLog Ltd. (“GasLog”) exercised its option to convert all 415,000 outstanding Class B-2 units of GasLog Partners LP (the “Partnership”) into 415,000 common units of the Partnership. As previously announced, GasLog and the Partnership agreed on June 24, 2019 to eliminate GasLog’s incentive distribution rights in the Partnership in exchange for newly issued limited partner units, including, among other consideration, 415,000 Class B-2 units. The Class B-2 Units were convertible at GasLog's option, exercisable in its sole discretion, on July 1, 2021 on a one-for-one basis into common units. As a result of the conversion, the Partnership has issued 415,000 new common units to GasLog and the 415,000 outstanding Class B-2 Units have been cancelled. After giving effect to the issuance of the common units, GasLog holds a 33.3% interest in the Partnership (including 2.0% through general partner units).

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3 (File No. 333-249399), filed with the Securities and Exchange Commission (the “SEC”) on October 9, 2020, and the registration statement on Form S-8 (File No. 333-203139), filed with the SEC on March 31, 2015, in each case to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2021
GASLOG PARTNERS LP

	by	/s/ Paul A. Wogan
		Name:	Paul Wogan
		Title:	Chief Executive Officer